JENNI EARLE, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Jenni Earle, LLC
Winston Salem, NC

We have reviewed the accompanying financial statements of Jenni Earle, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 10, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

JENNI EARLE, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021		**2020**
ASSETS			
CURRENT ASSETS			
Cash	$ 19,726	$	41,170
Inventory	36,901		37,424
Accounts Receivable	20,493		3,323
Prepaid Expense	1,586		-
	78,706		81,917
NON-CURRENT ASSETS			
Fixed Assets	1,851		1,851
Accumulated Depreciation	(963)		(370)
Security Deposit	1,000		1,000
TOTAL NON-CURRENT ASSETS	1,888		2,481
TOTAL ASSETS	$ 80,594	$	84,398
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Accounts Payable	29,465		35,465
Accrued Expense	1,457		3,270
Taxes Payable	2,723		6,552
TOTAL CURRENT LIABILITIES	33,645		45,287
NON-CURRENT LIABILITIES			
Note Payable	53,968		50,000
Related Party Loan	25,000		
TOTAL LIABILITIES	112,613		95,287
MEMBERS' EQUITY			
Contributed Capital	(15,615)		(12,386)
Retained Earnings (Deficit)	(16,402)		1,498
TOTAL MEMBERS' EQUITY	(32,017)		(10,888)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 80,594	$	84,398


JENNI EARLE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


	2021	**2020**
Operating Income		
Sales	$ 320,036	$ 441,595
Cost of Goods Sold	154,580	211,840
Gross Profit	165,456	229,755
Operating Expense		
General & Administrative	68,941	88,975
Advertising & Marketing	58,946	29,155
Payroll Expense	51,935	57,839
Rent	15,342	18,624
Legal & Professional	1,455	6,377
Depreciation	592	370
Research & Development	546	1,027
	197,757	202,367
Net Income (Loss) from Operations	(32,301)	27,388
Other Income (Expense)		
Other Income	27,500	1,150
Interest Income	34	1,496
Rental Income	-	5,425
Taxes	(25)	(292)
Interest Expense	(13,108)	(10,691)
Net Income (Loss)	$ (17,900)	$ 24,475

JENNI EARLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (17,900)	$ 24,475
Depreciation	593	370
Change in Inventory	523	(34,741)
Change in Prepaid Expense	(1,586)	3,098
Change in Accrued Expense	(1,813)	(687)
Change in Taxes Payable	(3,829)	5,044
Change in Accounts Payable	(6,000)	5,040
Change in Accounts Receivable	(17,170)	1,061
Net Cash Flows From Operating Activities	(47,182)	3,660
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(1,851)
Net Cash Flows From Investing Activities	-	(1,851)
Cash Flows From Financing Activities		
Issuance of Notes Payable	28,968	37,860
Non-Cash Prior Period Adjustment	-	20,421
Increase/(Decrease) in Contributed Capital	(3,229)	(30,307)
Net Cash Flows From Financing Activities	25,739	27,974
Cash at Beginning of Period	41,170	11,388
Net Increase (Decrease) In Cash	(21,443)	29,782
Cash at End of Period	$ 19,726	$ 41,170

JENNI EARLE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Contributed Capital	Retained Earnings (Deficit)	Total Members' Equity
Balance at December 31, 2019	$ - $ 17,921	$ (22,977)	$ (5,056)
Draws on Contributed Capital	(30,307)		(30,307)
Net Income		24,475	24,475
Balance at December 31, 2020	$ - $ (12,386)	$ 1,498	$ (10,888)
Draws on Contributed Capital	(3,229)		(3,229)
Net Loss		(17,900)	(17,900)
Balance at December 31, 2021	$ - $ (15,615)	$ (16,402)	$ (32,017)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jenni Earle, LLC ("the Company") is a limited liability company organized in the state of North Carolina. The Company offers gift and fashion accessories including, but are not limited to, bandanas, trophies, and paper goods. In 2022, the Company reorganized as a North Carolina corporation.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue, as a going concern. The Company sustained a net operating loss in 2021 of $17,900.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 7, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from (1) Bandanas amounting to $208,023 in 2021 and $287,037 in 2020. (2) Trophies amounting to $80,009 in 2021 and $110,399 in 2020. (3) Paper goods amounting to $32,004 in 2021 and $44,160 in 2020.

Revenue is also net of discounts in the amount of $1,537 in 2021 and $979 in 2020, respectively.

Inventory

The Company values inventory at the lower of historic cost or market value.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The company's fixed assets are comprised of equipment used for the operations of its business.

Lease & Security Deposit

The Company currently occupies retail space under a non-cancellable operating lease. The lease expired on September 30, 2021, but was renewed and extended until September 30, 2024, at the then-current market rate. Future monthly payments due under the lease are as follows:

2022- $1,250

2023- $1,250; $1,288 after September 30, 2023
2024- $1,288

As part of the lease arrangement, a refundable security deposit was paid amounting to $1,000.

The Company subleased a portion of these premises during 2020. Total rental income amounted to $5,425 in 2020.

Advertising

The Company records advertising expenses in the year incurred.

Interest Earned

The Company earned bank account interest amounting to $34 and $1,496 in 2021 and 2020, respectively.

Adjustment to Retained Earnings

An adjustment was required during 2020.The Company recognized a non-cash prior period adjustment to properly allocate its equity position.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a S-corporation in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of North Carolina.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.
In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and

liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Extinguishment of Debt – Disaster Assistance

In 2021 & 2020, the Company received disaster assistance in the form of loans under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. As of 2021, all debt associated with the PPP loan has been extinguished as it was determined that the company met the conditions for forgiveness of the loan amount.

Related Party Loan

In 2021, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The note bears no interest and is payable at a future date to be determined by management.

Note Payable

In 2020, the company issued a note payable in exchange for cash for the purpose of funding operations ("the Note Payable"). The principal amount of the Loan is $56,045 and bears no interest rate. The Company makes monthly payments to the principal sum of $4,311 until all debt is settled.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:
Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with suppliers. This stems from (1) the Company receives blank bandanas from a single supplier.

NOTE G- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 10, 2022, the date that the financial statements were available to be issued.

Subsequent to the period, the Company issued 6,666,666 of common stock shares at a par value of $0.0001.